January 10, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Karen Ubell, Staff Attorney

Re:	Citizens, Inc.
Registration Statement on Form S-3
Filed on December 21, 2012
File No. 333-185618
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under Securities Act of 1933, as amended, Citizens, Inc. (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-185618), as amended (the “Registration Statement”), so that it may become effective at or before 9:00 am on January 14, 2013, or as soon as practicable thereafter.

The Registrant hereby acknowledges that it is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as it relates to the proposed public offering of the securities specified in its Registration Statement noted above.

Mr. Jeffrey P. Riedler
January 10, 2013

We request that we be notified of such effectiveness by a telephone call to the Company’s General Counsel, Geoffrey Kolander at (512) 837-7100.  We also respectfully request a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Geoffrey Kolander via email at geoff.kolander@citizensinc.com.

If you need any additional information, please do not hesitate to contact me at 512-837-7100.

Sincerely,

Rick D. Riley
Vice Chairman and President